UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 25 October 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press release

Harmony completes Hidden Valley acquisition

Johannesburg, Tuesday, 25 October 2016: Harmony Gold Mining Company Limited ("Harmony" and/or "the company") today announced that South African regulatory approval has been obtained in support of its acquisition of the Hidden Valley mine in Papua New Guinea. The transaction is now complete.

Harmony's acquisition of its joint venture partner's 50% share in Hidden Valley and the surrounding tenement package in Papua New Guinea, is in line with the company's overall aspiration to increase its annual production profile to 1.5Moz within three years.

Harmony plans to invest and develop stages 5 and 6 of the mine initially, mining approximately 1.4Moz ounces of gold and 27Moz of silver over a period of seven years. The company believes that Hidden Valley has the potential to contribute approximately 180,000oz gold per annum to Harmony's production profile, at an all-in sustaining cost of less than US$950/oz.

"Harmony has the skills and technology to successfully recommission one of PNG's most recent mine developments", said chief executive officer Peter Steenkamp.

An update on the mine's life of mine plan will be included in Harmony's production update, which will be released on the 10th of November 2016.

ends

Issued by Harmony Gold Mining Company Limited

For more details, contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Sponsor: J.P. Morgan Equities South Africa Propriety Limited

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea (PNG). Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include one open pit mine and several exploration tenements in PNG, as well as 9 underground mines and 1 open pit operation and several surface sources in South Africa. In addition, we own 50% of the significant Golpu project in a joint venture in PNG.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 25, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director